UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-00292 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wulff Hansen & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Smith Ranch Road, Suite 330
(No. and Street)

| San Rafael | CA | 94903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Christopher D. Charles | (415) 202-6650 | ccharles@wulffhansen.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

| 2700 Ygnatio Valley Rd, Suite 270 | Walnut Creek | CA | 94598 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 03/04/2009 | 3381 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Christopher D. Charles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wulff Hansen & Co., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

______________________

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat Attached



**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ............................................................
2. ............................................................
3. ............................................................
4. ............................................................
5. ............................................................
6. ______________________________ ______________________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

| |
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| A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document. |

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2024, by
*Date* *Month* *Year*

(1) Christopher D Charles

(and (2) ______________________________ ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TIFFANI BRAVO
COMM. # 2420119
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires OCT. 9, 2026

Signature [signature]
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

*OPTIONAL*

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ______________________ Document Date: ____________

Number of Pages: _____ Signer(s) Other Than Named Above: ______________________

# WULFF, HANSEN & CO.
_____

**STATEMENT OF FINANCIAL CONDITION**
December 31, 2023
**PUBLIC DOCUMENT**

Filed pursuant to Rule 17a-5(e€ under the
Securities Exchange Act of 1934 as a Public Document

## WULFF, HANSEN & CO.
_____

## C ONTENTS

**Page**



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Wulff, Hansen & Co.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Wulff, Hansen & Co. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wulff, Hansen & Co. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Wulff, Hansen & Co.'s management. Our responsibility is to express an opinion on Wulff, Hansen & Co.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wulff, Hansen & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Wulff, Hansen & Co.'s auditor since 2018.
Walnut Creek, California
February 29, 2024

# WULFF, HANSEN & CO.
## STATEMENT OF FINANCIAL CONDITION
December 31, 2023

_____

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 616,836 |
| Investments, at fair market value | 627,386 |
| Accounts receivable | 40,073 |
| Stock loan receivable | 27,208 |
| Prepaid expenses | 59,359 |
| Deferred tax assets, net | 339,074 |
| Operating lease right-of-use asset | 187,311 |
| Other assets | 8,263 |
| **Total assets** | **$ 1,905,510** |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 181,205 |
| Operating lease liability | 187,311 |
| Total liabilities | 368,516 |
| | |
| Stockholders' equity: | |
| Preferred stock, 6% cumulative, par value, $100 per share; authorized, 4,000 shares; none issued | - |
| Common stock, no par value; authorized, 20,000 shares; 370 shares issued and 370 shares outstanding | 295,445 |
| Retained earnings | 1,241,549 |
| Total stockholders' equity | 1,536,994 |
| Total liabilities and stockholders' equity | $ 1,905,510 |

The accompanying notes are an integral part of this Statement of Financial Condition.

1.  **Organization**

Wulff, Hansen & Co. (the "Company") was incorporated in December 1931 and is engaged in the public finance, municipal advisory, and investment advisory businesses. The Company operates as a firm that does not claim exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company relies upon Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Accordingly, rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements does not apply to the Company.

The Company's public finance and municipal advisory businesses are conducted primarily in California serving cities, counties, school districts, special districts and other public entities. The Company's investment advisory business primarily serves individual investors, high net worth investors, retirement plans, and charitable organizations.

The Company is also a registered investment advisor who refers business to an unaffiliated broker/dealer.

2.  **Summary of Significant Accounting Policies**

*Cash and Cash Equivalents*

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

*Property and Equipment*

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

*Accounts Receivable*

Accounts receivable for investment advisory and residual income of $40,073 are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts was not considered necessary as the balance was collected after year-end.

2.    **Summary of Significant Accounting Policies**, continued

*Income Taxes*

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company follows accounting for uncertainty in income taxes guidance Topic 740, *Accounting for Income Tax* (ASC 740). This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The interpretation also provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

*Use of Estimates*

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

3.    **Cash and Cash Equivalents**

The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration. At December 31, 2023, cash exceeding the federally insured limits amounted to $120,139.

**4.      Fair Value Measurement (ASC 820)**

The Company follows the provisions of Accounting Standards Codification ("ASC") 820, *Fair Value Measurement and Disclosures,* for its financial assets and liabilities. Fair value is defined as the price that would be received to sell as asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

*Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets.

*Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

*Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The assets of the Company that are carried at fair value on a recurring basis at December 31, 2023 are the cash & cash equivalents, accounts receivable, investments, and accounts payable, all of which are Level 1 assets. There was no movement between levels during the year.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Marketable Securities | | | | |
| Money Market | $ 216,222 | $      - | $      - | $ 216,222 |
| US Treasury Bills | 347,116 | - | - | 347,116 |
| Equities | 64,048 | - | - | 64,048 |
| | $ 627,386 | $      - | $      - | $ 627,386 |

**5.      Stock Loan Receivable**

On September 1, 2022, the Company sold its treasury stock at a price valued at $107,729, of which $68,947 was made in cash and the $38,782 balance in the form of a promissory note (the "Note"). The Note is dated September 1, 2022, and bears interest at the rate of 3.46% per annum.

 The unpaid principal and accrued interest are payable in 16 installments paid every three months, commencing on December 1, 2022, and continuing until September 1, 2026, the due date, at which time the remaining unpaid principal and interest are due in full. At December 31, 2023, the outstanding balance of the Note was $27,208.

6.    **Property and Equipment**

Property and equipment consist of the following at December 31, 2023:

|  | 2023 |
|---|---|
| Computer Equipment | $ 90,892 |
| Less accumulated depreciation | (90,892) |
| Total | $         - |

7.    **Income Taxes**

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to accrued expenses, the use of different depreciation methods for book and tax reporting, and net operating loss carryforward that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2023, the net deferred assets consist of the following components:

|  | 2023 |
|---|---|
| Deferred tax assets: | |
| Net operating loss carryforward | $ 330,465 |
| Other | 8,609 |
| Total deferred tax assets | $ 339,074 |

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2023, the Company's federal and state tax returns for 2019 to 2023 remain open for examination.

8.  **Retirement Plan**

In 2003, the Company established a 401(k) and Profit-Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. The Company may make discretionary contributions to the Plan. No discretionary contribution was made during 2023.

9.  **Commitments**

**Operating Leases** – In October 2022, the Company signed a First Amendment to Lease to extend the office lease for a period of 38 calendar months, commencing on December 1, 2022, and expiring on January 31, 2026.

The future minimum lease payments for operating leases at December 31, 2023 are as follows:

Year ending December 31:

| | |
|---|---|
| 2024 | $ 103,737 |
| 2025 | 106,849 |
| 2026 | 9,148 |
| Total | $ 219,734 |

The Company recognized a right-of-use asset and lease liability in accordance with ASU 2016-02 (Topic 842). The Company used an annual interest rate of 6%. At December 31, 2023, the right-of-use asset and lease liability balance was $187,311.

10. **Off-Balance Sheet Risk**

The Company occasionally has contractual commitments arising in the ordinary course of business for securities transactions on a when-issued basis. Financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above-described transactions at December 31, 2023.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,081,901 and excess net capital of $981,901. The minimum net capital requirement is $100,000. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

12.  **Guarantees**

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The company has issued no guarantees at December 31, 2023 or during the year then ended.

13.  **Subsequent Events**

The Company evaluated subsequent events for recognition and disclosure through the date of the independent auditors' report, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2023 that required recognition or disclosure in the statement of financial condition.